SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                             _______________

                             SCHEDULE 14D-1
                            AMENDMENT NO. 12
                         TENDER OFFER STATEMENT
           PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                             ACT OF 1934
                                 AND
                            SCHEDULE 13D
                           AMENDMENT NO. 12
                UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _____________

                           REVCO D.S., INC.
                      (Name of Subject Company)
                           _____________

                        RITE AID CORPORATION
                    OCEAN ACQUISITION CORPORATION
                            (Bidders)
                           _____________

                  COMMON STOCK, PAR VALUE, $.01 PER SHARE
                      (Title of Class of Securities)
                          _____________

                           761339 10 0
                (CUSIP Number of Class of Securities)
                         _________________

                        FRANKLIN C. BROWN, ESQ.
             EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL
                         RITE AID CORPORATION
                           30 HUNTER LANE
                   CAMP HILL, PENNSYLVANIA  17011
                     TELEPHONE: (717) 761-2633
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                             With a Copy to:

                         NANCY A. LIEBERMAN, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                             919 THIRD AVENUE
                         NEW YORK, NEW YORK  10022
                        TELEPHONE:  (212) 735-3000
                             _______________

                Ocean Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Rite Aid Corporation, a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities Exchange Commission (the "Commission") on December 4, 1995, with respect to the Purchaser's offer to purchase 35,144,833 shares of common stock, par value $.01 per share (the "Shares"), of Revco D.S., Inc., a Delaware corporation (the "Company"), at a price of $27.50 per Share, net to the seller in cash, (such price, or such higher price per Share as may be paid in the Offer, the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Amendment No. 12 to the Schedule 14D-1 also constitutes Amendment No. 12 to the Statement on Schedule 13D of the Purchaser and Parent. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

          ITEM 10.  ADDITIONAL INFORMATION.

               (f) On March 28, 1996, Parent issued a press release which announced, among other things, that at a Special Meeting of Parent's stockholders, Parent's stockholders approved the issuance of up to a maximum of 42,865,712 shares of Parent Common Stock pursuant to the Merger. A copy of the press release is filed herewith as Exhibit
          (a)(20) and is incorporated herein by reference.

          ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

               (a)(20) Text of Press Release, dated March 28, 1996, issued by Parent.


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  March 28, 1996
                                        RITE AID CORPORATION

                                        By:  /s/ Martin L. Grass
                                           ____________________________
                                           Name:  Martin L. Grass
                                           Title: Chairman of the Board and
                                                  Chief Executive Officer

                                        OCEAN ACQUISITION CORPORATION

                                        By: /s/ Martin L. Grass
                                           ____________________________
                                           Name:  Martin L. Grass
                                           Title: President


                                  EXHIBIT INDEX

          EXHIBIT
          NUMBER              DESCRIPTION

          (a)(20)        Text of Press Release, dated March 28,
                         1996, issued by Parent.